Mail Stop 4561

December 7, 2007

Mr. John W. Thompson
Symantec Corporation
20330 Stevens Creek Blvd
Cupertino, CA 95014-2132

> **Re:** **Symantec Corporation**
> **Form 10-K for the fiscal year ended March 30, 2007**
> **Filed May 24, 2007**
> **File No. 0-17781**

Dear Mr. Thompson:

We have reviewed your response letter dated November 14, 2007 and have the following additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 30, 2007

Item 1 – Business

Customers, page 11

1.   We note your response to our prior comment 1 regarding your relationship with Ingram Micro. We believe that your disclosure would be enhanced by a brief discussion of your agreements with Ingram Micro, specifically the fact that your arrangements with the company consist of several non-exclusive, independently negotiated agreements with its subsidiaries that cover certain countries or regions. Please advise.

Item 7 – Management's Discussion and Analysis

Overview, page 32

2.   We note your response to our prior comment 3. Please explain to us in more
        detail the terms of your arrangements with OEM partners that result in your
        receipt of royalty revenues. If you are recording revenues from, and paying fees
        to, the same OEMs, please help us to better understand the substance of the
        underlying transactions, including whether the fees paid to the OEMs are in
        substance a rebate of the royalty revenues received from the OEMs.

Results of Operations, page 38

3.   We note your response to our prior comment 4 and have the following additional
        comments:

        •   As was indicated in our prior comment, it appears from your disclosures in
            Note 15 that your reportable segments are exhibiting different trends in their
            profitability, as seen in their operating margins. Please confirm our
            understanding, or reconcile the information in Note 15 to your conclusion that
            your reportable segments are not exhibiting different trends in their
            profitability.
        •   If your reportable segments are exhibiting different trends in their
            profitability, it remains unclear to us that your current analysis of expenses at
            the consolidated level meets the three basic objectives of MD&A. As
            indicated in our interpretive releases, and most recently our Release 33-8350,
            those three basic objectives are:
            o   to provide a narrative explanation of a company's financial statements
                that enables investors to see the company through the eyes of
                management;
            o   to enhance the overall financial disclosure and provide the context
                within which financial information should be analyzed; and
            o   to provide information about the quality of, and potential variability
                of, a company's earnings and cash flow, so that investors can ascertain
                the likelihood that past performance is indicative of future
                performance.

            If management is aware that certain reportable segments are contributing in a
            materially disproportionate way to your profitability, either because those
            segments are more profitable or because they are less profitable than your
            other segments, you have an obligation to disclose and analyze such
            information as part of 1) providing a view of the company through the eyes of
            management, 2) providing appropriate context within which your results can
            be analyzed, and 3) providing your investors with enough insight into the
            potential variability of your results that they can ascertain the likelihood that

past performance is indicative of future performance. Refer to Item 303(a)(3)(ii) of Regulation S-K. Based on the above, we strongly urge you to reconsider your conclusion that your MD&A would not be enhanced by a regular period over period discussion of operating results at the segment level.

Item 13 – Certain Relationships and Related Transactions, and Director Independence, page 60

4.   We note your response to our prior comment 7. Please consider revising your discussion of related party transactions in your public filings to state clearly, when true, that the company had no reportable related party transactions.

FORMS 8-K FILED MAY 2, 2007 AND JULY 25, 2007

5.   We note your response to our prior comment 11. As was indicated in our prior comment, we found many of your explanations unclear as to why it was useful to adjust your performance measure for various recurring items. In particular, we note your recurring use of phrases such as "not directly related to the operations of our business" and "not reflective of our ongoing operating results," which may not fully convey your meaning to your readers. We appreciate the additional information that you provided to us in your response, and we note that you are willing to supplement the disclosures in your earnings releases with this additional information. We request that you revise your earnings releases to provide more detailed explanations than those currently given for why you believe it is useful to adjust your performance measure for the recurring items that were addressed in our comment.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, Patrick Gilmore, Staff Accountant, at 202-551-3406 or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at 202-551-3456 or Barbara Jacobs, Assistant Director, at 202-551-3730 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief